

Mail Stop 4561

July 30, 2018

Raid Chalil
Chief Executive Officer
TipMeFast, Inc.
HaShnura St 1
Zihron Ya'akow, Israel

    Re: TipMeFast, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed July 19, 2018
           File No. 333-222880

Dear Mr. Chalil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We are reissuing prior comment 1. Include a discussion of the March 31, 2018 interim results and changes in financial condition since December 31, 2017 as required by Item 303(b) of Regulation S-K.

Notes to the Audited Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-6

5.   We note your response to prior comment 5. Please remove the remaining reference to the Trust account with your attorney from your "Cash and Cash Equivalents" disclosures.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Elaine Dowling, Esq.